Exhibit 99.2

Barclays PLC

Publication of circular relating to the proposed sell down

of shares in Barclays Africa Group Limited (“BAGL”)

On 1 March 2016, as part of a set of strategic initiatives, Barclays PLC (“Barclays”) announced its intention to sell down its sixty two per cent. shareholding in BAGL over the next two to three years, to a level which will permit Barclays to de-consolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective, subject to shareholder and regulatory approvals if and as required.

Barclays continues to consider various options, both strategic and capital markets led, to implement the proposed sell down. As part of this process, and to give Barclays flexibility to implement capital markets transactions (“On-market Disposals” as described below), prior approval of shareholders is being sought for any such transactions which would result in the accounting de-consolidation of BAGL at a General Meeting of Barclays to be held on 28 April 2016 immediately following Barclays’ 2016 Annual General Meeting. Accounting de-consolidation, which is expected to take place when a transaction results in the Company no longer having control over BAGL (a “De-consolidating Transaction”), requires Barclays shareholder approval as a Class 1 transaction under the Listing Rules of the UK Listing Authority (the “Listing Rules”).

An On-market Disposal may be effected in accordance with the Equity Rules of JSE Limited and through any of the central order book of the JSE Limited equities trading system (where the counterparty would not be known in advance of the transaction and the price would be determined by reference to the prevailing market price on that system), a bought deal or, for larger On-market Disposals, via an accelerated bookbuilt offering. Should Barclays choose to undertake a disposal of its holding which does not constitute a De-consolidating Transaction, that disposal would not require shareholder approval.

A circular, containing a notice convening the General Meeting (the “Circular”), has been posted to shareholders today. Further details of the disposal authority to be sought from shareholders, together with a brief Barclays trading update (as set out below and as required by the Listing Rules) are set out in the Circular, which also includes the Board’s unanimous recommendation that shareholders vote in favour of the proposed disposal authority.

Trading update

Barclays’ focus remains on the accelerated rundown of Non-Core, continued progress in our Core Barclays UK and Corporate & International businesses in order to deliver strong returns to shareholders, and on capital. Consistent with comments in Barclays’ results announcement for the year ended 31 December 2015, Non-Core income in Q116 is expected to deteriorate further compared to prior quarters, principally as a result of the impact of continued spread widening on the fair valuation of the ESHLA portfolio. In Barclays’ investment banking operations, income in January and February was broadly in line with the same period last year. However, in light of current market conditions for investment banking and on the back of a particularly strong March in 2015, the Board of Barclays does not expect as strong a performance from its investment banking operations for the whole of Q1 this year. Barclays’ results for Q116 will be announced on or around 27 April 2016.

Important information

The BAGL Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with the UK Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with laws and regulations of any jurisdiction outside of England.